Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports, relating to the consolidated financial statements of Accuride Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, effective January 1, 2006, and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective as of December 31, 2006), and management’s report on the effectiveness of internal control over financial reporting, dated March 6, 2007, appearing in the Annual Report on Form 10-K of Accuride Corporation for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
June 14, 2007